Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended June 30,
(Dollars in millions, except for ratios)	2013	2012	2011	2010	2009
Earnings/(loss) from continuing operations before income taxes and noncontrolling interest	(23.9)	18.6	(5.4)	(215.4)	(180.5)

Plus Fixed Charges:
Interest expense	204.6	185.1	166.0	161.6	183.2
Capital interest	2.3	0.6	0.1	1.4	—
Estimated interest within rental expense	3.3	4.7	5.5	6.0	6.3
Total Fixed Charges	210.2	190.4	171.6	169.0	189.5
Plus: amortization of capitalized interest	0.3	1.0	1.5	2.5	2.5
Less: Interest expense capitalized	2.3	0.6	0.1	1.4	—
Earnings	184.3	209.4	167.6	(45.3)	11.5
Ratio of earnings to fixed charges (1)	*	1.1	*	*	*
Shortfall	(25.9)		(4.0)	(214.3)	(178.0)

*	Ratios not meaningful

(1)
The ratio of earnings to fixed charges is calculated by dividing the sum of earnings from continuing operations before income taxes, equity in earnings (loss) from non-consolidated investments and fixed charges, by fixed charges. Fixed charges consist of interest expenses, capitalized interest and imputed interest on our leased obligations. For fiscal years 2009, 2010, 2011, and 2013, earnings were insufficient to cover fixed charges by $178.0 million, $214.3 million, $4.0 million, and $25.9 million, respectively. For fiscal year 2012, the ratio of earnings to fixed charges was 1.1x.